September 23, 2025

Via EDGAR

Kate Beukenkamp and Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	HAMA Intelligence Ltd. Registration Statement on Form F-1 Filed on September 9, 2025 File No. 333-290122

Dear SEC Officers:

On behalf of HAMA Intelligence Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated September 19, 2025 with respect to the Registration Statement on Form F-1, File No. 333-290122 (“F-1”), submitted on September 9, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1

Cover Page

1.	Here and on pages 13, 29 and 35, please revise your disclosure to state plainly that your controlling shareholder and CFO, Mr. Wing Sum Ho, will have the ability to control the outcome of matters requiring approval by shareholders. In this regard, we note your current statement that the controlling shareholder of the holders of the Class B shares will have the ability to control "or significantly influence" these matters. However, we note that Mr. Ho will control an aggregate of 96.1% of the total voting power.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on the cover page and pages 13, 29 and 35 of the Revised F-1.

Report of Independent Registered Public Accounting Firm, page F-2

2.	We note your response to prior comment 5. We continue to believe that the audit report should be dual dated as the conversion of the shares and adjustment to the financial statements occurred after the date of the auditor's report. See paragraphs .03 and .05 of AS 3110. Please revise accordingly.

Response: In response to the Staff’s comment, the auditor’s report has been revised to be dual dated to reflect these subsequent events, consistent with AS 3110, paragraphs .03 and .05.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

3.	Please explain how you derived the 3,000,0000 Class A and 9,407,000 Class B shares balance as of February 28, 2025.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the issuance of an additional 347,000 Class A Ordinary Shares as of April 17, 2025 was not part of the reorganization, since such subsequent issuance of new shares to new investors represented a separate equity financing transaction. As of September 19, 2025, Mr. Wing Sum, HO further converted his 6,000,000 Class B Ordinary Shares into 6,000,000 Class A Ordinary Shares for nil consideration. Accordingly, we have amended the disclosure in the consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of changes in stockholders’ equity (deficit), notes 1 and 12 to the consolidated financial statements on pages F-3, F-4, F-5, F-8 and F-24 of the Revised F-1. The reconciliation of the shares balance as of February 28, 2025 is set forth below:

	Class A Ordinary Shares	Class B Ordinary Shares
Re-designation and reclassification of 653,000 from ordinary shares to Class B Ordinary Shares as of April 17, 2025	-	653,000
Add: share split at a ratio of 19 for one (2nd Share Split) as of May 13, 2025	-	11,754,000
Add/(less): Convert 3,000,000 Class B Ordinary Shares to Class A Ordinary Shares as of July 16, 2025	3,000,000	(3,000,000)
Add/(less): Covert 6,000,000 Class B Ordinary Shares to Class A Ordinary Shares as of September 19, 2025	6,000,000	(6,000,000)
Shares balances as of February 28, 2025	9,000,000	3,407,000

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com